Artesian Resources Corporation
Clawback Policy
Effective as of August 7, 2023

1.	Purpose
The Board of Directors (the “Board”) of Artesian Resources Corporation (the “Company”) has adopted this mandatory clawback policy (this “Policy”) to provide that, in the event of a Restatement, in accordance with the Applicable Rules (each as defined below), the Company will recover reasonably promptly the amount of any erroneously awarded Incentive-Based Compensation paid by the Company to an Executive Officer (each as defined below).

2.	Definitions
Executive Officer.  An executive officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other persons (including executive officers of a subsidiary) who perform similar significant policy-making functions for the Company.  Executive officers of subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company.
Financial Reporting Measures.  Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures.  Stock price and total shareholder return are also financial reporting measures.  A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.
Incentive-Based Compensation.  Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Received.  Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
Recovery Period. The “Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.  In addition to these last three completed fiscal years, the “Recovery Period” for purposes of this Policy shall also include any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years.
Restatement.  Any accounting restatement that the Company is required to prepare due to material noncompliance by the Company with any financial reporting requirement under securities laws, including (i) any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.  For purposes of this definition, the determination of material noncompliance is based on facts and circumstances and existing judicial and administrative interpretations.

3.	Application
This Policy applies to all Incentive-Based Compensation Received by a person:
a)	After beginning service as an Executive Officer;

b)	Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

c)	While the Company has a class of securities listed on a national securities exchange or a national securities association; and

d)	During the Recovery Period.

Recovery of erroneously awarded compensation is required without regard to whether any misconduct occurred or an Executive Officer’s responsibility for the erroneous financial statements, and is not dependent on if or when the restated financial statements are filed.

4.	Recovery Amount
In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The Company will recover the amount of Incentive-Based Compensation that exceeds the amount the Executive Officer would have received had the Incentive-Based Compensation been determined based on the accounting restatement, which shall be computed without regard to any taxes paid.
The Company must recover erroneously awarded compensation in compliance with this Policy except to the extent that the Compensation Committee of the Board (the “Compensation Committee”), or in the absence of such committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impractical due to one or more of the following conditions:
(i)  the direct expense paid to third parties to assist in enforcing the Policy would exceed the amount to be recovered, provided, that prior to reaching such a conclusion as to impracticability, the Company has made a reasonable attempt to recover such erroneously awarded compensation, documented such attempts to recover, and provided that documentation to Nasdaq;
(ii) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided, that prior to reaching such a conclusion as to impracticability, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and has provided such opinion to Nasdaq; or
(iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. § 401(a)(13) or 26 U.S.C. § 411(a) and regulations thereunder.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the accounting restatement, the Company shall use a reasonable estimate of the effect of the Restatement on the applicable measure to determine the amount to be recovered and shall maintain documentation of such reasonable estimate and provide such documentation to Nasdaq.

5.	No Additional Payments
In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

6.	Amendments
This Policy may be amended by the Board from time to time.

7.	Other
The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded compensation.
The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
All determinations and decisions made by the Board (or committee of the Board) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies.

Approved by the Compensation Committee and Board of Directors on August 7, 2023